Annual Report ▪ 2004

The city of good neighbors has its bank



Now it's in more neighborhoods than ever before

2004 was yet another year of significant growth for Greater Buffalo Savings Bank. As Buffalo's only locally owned bank, we continued to provide the superior service that has become our cornerstone and symbolize the spirit of our city in exciting new ways. With the addition of two newly built [illegible] and a growing number of customers and staff, GBSB is a testament to the strength o[illegible]

[illegible]


Net Income (loss)
(dollars in thousands)
3,539
1,326
867
(921)
(1,080)
04
03
02
01
00


Total Assets
(dollars in thousands)
701,467
386,143
224,584
113,175
47,015
04
03
02
01
00


Net Loans
(dollars in thousands)
292,644
225,952
142,258
68,870
13,420
04
03
02
01
00


Total Deposits
(dollars in thousands)
530,100
360,640
197,029
101,133
37,167
04
03
02
01
00

Financial Summary
(dollars in thousands)

	2004	2003	2002	2001	2000
SELECTED YEAR-END BALANCES					
Total assets	$701,467	$386,143	$224,584	$113,175	$47,015
Total shareholders' equity	36,588	18,063	17,603	11,695	9,472
Total loans (net)	292,644	225,952	142,258	68,870	13,420
Total deposits	530,100	360,640	197,029	101,133	37,167
SUMMARY RESULTS OF OPERATIONS					
Interest income	$23,331	$13,804	$9,048	$4,443	$1,655
Interest expense	10,495	6,235	4,692	2,858	893
Net interest income	$12,836	$7,569	$4,356	$1,585	$762
Provision for loan losses	301	440	471	834	92
Net interest income after provision	$12,535	$7,129	$3,885	$751	$670
Non interest income	1,933	1,284	1,158	631	32
Non interest expense	9,183	6,066	4,114	2,888	2,332
Income (loss) before taxes	$5,285	$2,347	$929	$(1,506)	$(1,630)
Income tax provision (benefit)	1,746	1,021	62	(585)	(550)
Net income (loss)	$3,539	$1,326	$867	$(921)	$(1,080)
PER SHARE DATA					
Net income (loss), basic and diluted	$1.01	$0.64	$0.42	$(0.79)	$(0.98)
Book value	$9.25	$8.70	$8.47	$7.77	$8.56
Average number of shares outstanding	3,499,590	2,077,370	2,068,466	1,171,780	1,105,960
GROWTH AND SIGNIFICANT RATIOS					
% Change in net income (loss)	166.89%	52.94%	194.14%	14.72%	*
% Change in assets	81.66%	71.94%	98.44%	140.72%	211.13%
% Change in loans	29.52%	58.83%	106.56%	413.19%	*
% Change in deposits	46.99%	83.04%	94.82%	172.10%	*
% Change in equity	102.56%	2.61%	50.52%	23.47%	-8.02%
Equity to asset ratio	5.22%	4.68%	7.84%	10.33%	20.15%
Return on average assets	0.68%	0.45%	0.52%	-1.22%	-3.83%
Return on average equity	11.21%	7.40%	5.35%	-9.76%	-11.04%
Average equity to average assets	6.03%	6.04%	9.72%	12.52%	34.66%
Efficiency ratio (1)	62.18%	68.52%	74.61%	130.32%	293.70%

*The Bank began operations in October 1999. Balances are not displayed for that year but are reflected in certain growth and significant ratios, when practical.

(1) Computed by dividing non interest expense by the sum of net interest income on a tax equivalent basis and non interest income, net of securities gains and losses.

Deposits exceeded
the $500 million
milestone in July,
and profits exceeded
$3.5 million
for the year

TO OUR SHAREHOLDERS, CUSTOMERS and FRIENDS

Greater Buffalo Savings Bank celebrated its fifth anniversary in November, and we are pleased to report that 2004 was another year of significant growth and continuing improvement in profitability. Deposits exceeded the $500 million milestone in July, and profits exceeded $3.5 million for the year. Based on asset size, Greater Buffalo Savings Bank ranks in the top 10% of the almost 9,000 banks operating in the United States after just 5 years of operation.

2004: A Year Where Commitment Paid Dividends.

In 2004, Greater Buffalo Savings Bank had three primary goals: first and foremost, we wanted to continue the rapid growth of deposits, loans and customers while increasing profitability, second; to continue the expansion of the Bank's branch system, including both branch construction and site selection and acquisition, and third; to continue the development of the Bank's infrastructure, including not only staff and facilities but also to enhance both our customer service culture and the ongoing training and personal development of all our associates.

During the year, we accomplished all of these goals. Deposits increased by over $169 million or 47% and ended the year in excess of $530 million. We opened over 5,000 new customer accounts. The Bank's loan portfolio increased by almost $67 million or 30%, ending the year in excess of $292 million. Earnings continued to show month-to-month improvement, increasing by $2.2 million to over $3.5 million, an increase of 167% over the prior year. Earnings per share were $1.01 versus $.64 for 2003. Assets at year end were $701 million, an increase of $315 million or 82% from year end 2003.

Greater Buffalo Savings Bank opened its 7th full-service office in May in the Town of Tonawanda and moved into its newly constructed Kenmore office in December. Both of these offices utilize our prototype branch design that incorporates the design elements of our historic main office. These prototype branches will greatly enhance our identity within the marketplace. As our branch network continues to expand, we have also extended operating hours at existing offices. We now offer seven-day-a-week banking services at three of our branches. In December, we completed the renovation of the rear building at our Main Street banking campus and started to occupy over 25,000 square feet of space on its first floor. This space will provide ample room to expand our infrastructure to support the growth of the Bank.

The Bank introduced six new consumer and business deposit products in 2004, including a Tiered Savings Account and a unique Total Banking Account -- a checking account that pays the same interest rates as the Tiered Savings Account. Both have been exceptionally well received, as has the new optimal IRA Account. The optimal IRA Account is a variable rate day-to-day IRA deposit account that is adjusted quarterly to pay the same rate as the Bank's current two-year certificate of deposit. In 2004, we also launched a business debit card and began making Automated Clearing House originations for our customers. We also continued to expand our free ATM network and introduced a number of adjustable rate mortgage products to our market.


TICKETS

People are our foundation.

Buffalo is famous for its people, who are friendly and generous in ways you don't forget. The associates of Greater Buffalo Savings Bank are a direct reflection of this culture, providing the kind of personal service that customers remember and appreciate. As our infrastructure and staff continue to grow, the neighborly relationship between Buffalonians and their Bank can only get stronger.

The Buffalo-Niagara region is one of the largest international trade centers in the U.S. It accounts for 38% of overall [illegible]

During 2004, we became a member of the Certificate of Deposit Account Registry Service (CDARS) offered by Promontory Financial Group. CDARS allows us to offer a fully FDIC insured depository alternative to those individuals, businesses and not-for-profit organizations who wish to have full FDIC coverage on deposits that exceed the FDIC insurable limit of $100,000. CDARS provides us with a clearinghouse whereby we place deposits in excess of $100,000 in the registry, which are then placed with other insured banks. CDARS then returns an equal amount of deposits to Greater Buffalo Savings Bank. CDARS offers our customers an excellent vehicle to easily manage multiple insured deposits while assuring that their money benefits our local community. This product has been very well received, and at year end CDARS deposits exceeded $8 million.

Capital in Great Lakes Bancorp increased by more than $16 million during the year with the successful completion of our third stock offering to existing shareholders last April. This capital was down streamed to Greater Buffalo Savings Bank, along with an additional $12 million that was raised in the sale of a trust-preferred securities issue by Great Lakes Bancorp in June. Greater Buffalo Savings Bank's capital now exceeds $48 million.

One of the greatest challenges facing the Bank is the development of its loan portfolio. Due to the tremendous growth in deposits, loans as a percentage of total assets have declined to 42%. Our target objective is to have an 80% loan-to-asset ratio. Despite closing over 2,300 loans for $120 million in 2004, the Bank's loan portfolio grew by only $67 million. This was because a number of 30-year fixed rate residential mortgage loans were sold to lessen interest rate risk. The continuing strong refinance environment also resulted in considerable pay-off activity. As a result, the Bank continues to be challenged to meet its loan-to-asset objective. Although we remain committed to building a sizable loan portfolio as a method of increasing our customer base and enhancing earnings, we refuse to do so by sacrificing credit quality. With a minimal number of delinquent accounts and only a handful of non-accrual loans, the Bank's loan portfolio has maintained an exceptionally high level of credit quality, substantially better than our peer group of banks.

During 2004, the Bank began financing auto sales by purchasing installment loan contracts directly from auto dealers. Almost $20 million of such paper has been added to our loan portfolio. The loans are written by auto dealers in connection with the sale of cars but are underwritten by the Bank's staff before the contracts are purchased. The Bank's entry into this highly specialized business has gone exceptionally well, a solid testament to the hard work and diligence of our consumer lending staff.

The Asset Liability Management Committee of our Board of Directors and management have decided to change the Bank's target loan mix to both maximize income and minimize interest rate risk. Since inception, the Bank has targeted a loan



Buffalo area among 'hottest cities'

Expansion Magazine ranked Buffalo in its "America's 50 Hottest Cities" in which to do business.

mix of approximately 75% residential mortgages, with the balance of 25% being a combination of commercial real estate, business and consumer loans. Based on the current interest rate environment and the market niche developed by the Bank over the past five years, the Bank's objective is now to develop a loan mix of equal parts of residential real estate, consumer loans, commercial real estate loans and business loans. To meet this objective, the Bank will be expanding its staff of business lenders and will more aggressively market both its consumer and business loan products.

In 2004, a Human Resources Function was structured and staffed. Our staff now exceeds 150, and this new function will focus on hiring and retaining our associates while assuring that we provide the training and development that they need to support the growth of the Bank. In addition, a new customer service program, the "Society of Excellence," was introduced to promote and recognize superior customer service by our associates.

Investing in the Future.

During 2005, we will continue to focus on the future with ongoing investment in branch banking facilities, new products and services, as well as the staff to deliver them. These investments may reduce our profits in the short term, but they are proven providers of long-term growth and profitability.

Same Great Service. Brand New Buildings.

Investing in Branch Development and Customer Growth

In 2005, we expect to double the size of our branch network by opening seven full-service offices. After spending the last five years developing our infrastructure, we are now confident that we can support a much larger branch network. Contingent contracts to purchase sites for three offices in Amherst and an office in the Depew/Cheektowaga market are in place. These sites are strategically located, and we are confident they will prove to be exceptional banking offices. Construction will commence as soon as all zoning and regulatory approvals are received. The Bank has also made the strategic decision to expand our banking franchise into both Jamestown and the Dunkirk/Fredonia communities in Chautauqua County. Great Lakes Bancorp already has numerous shareholders in these communities, and many are currently customers of the Bank. Establishing branch offices will allow us to better serve our existing customers, expand our customer base and provide the opportunity to develop a loan portfolio in these communities.

Regulatory approvals for both the Transit Road site in Amherst and the Jamestown office have been received. Both the Jamestown and Fredonia offices will operate out of leased spaces until appropriate sites for permanent offices can be developed. The Bank is also working with West Side Neighborhood Housing Services in Buffalo to open a full-service branch in the rapidly evolving Connecticut Street corridor to service the low and moderate income residents in this center city neighborhood.



Gail Inglese ■ Training Depart
Member of Society of Excellence



Chantale Oriesi-Gonzalez ■ System
Member of Society of Excellence



Laura Bradley ■ West Seneca Branch
Member of Society of Excellence

Much groundwork was performed in 2004, and management is optimistic that all seven offices will be open by year end. These offices will bring us much closer to our objective of making it convenient for everyone in our marketplace to bank with Greater Buffalo Savings Bank. In 2005, we will also continue the aggressive advertising and marketing initiatives we began in 2004. The Bank will continue to utilize a combination of television, radio, print, outdoor advertising and direct mail to build awareness in our marketplace and invite customers to bank with us. The program was very successful in creating a higher level of awareness and business activity in 2004.

Great Banking Comes From Exceptional People.

Investing in People

Staffing plans for 2005 call for adding over 100 associates, not only to staff the seven new branch offices, but to continue to support the growth in our loan portfolio and other support functions. Several additions to the management team are planned during the year, including a Manager of Business Lending, a Director of Internal Audit and a Regional Branch Manager. The Bank's management training program that was started in 2004 will be further expanded in 2005 to help meet the demand for well-trained associates. We will also continue to make a substantial investment in staff training and development. A comprehensive training program is being developed and implemented for the entire Bank, and personal development plans are being developed for each associate. With the renovation of the rear building at the Main Street banking campus, the Bank now has a state-of-the-art workout/exercise facility for its associates. During 2005, a wellness program will be initiated throughout the Bank to further support our exceptional associates.

Commitment That Pays Dividends.

Investing in Infrastructure

With the completion of renovations to the rear building at the Main Street banking campus, we now have adequate space to continue the growth of the Bank. This $3 million renovation project was completed on time and within budget. In early 2005, we will complete the installation of a new bank-wide telephone system to support all of our offices. In addition, we will complete the start-up of our training center that includes space for both classroom and computer training. During 2005, the Bank will continue to expand the staffing of its operating and support functions. Staff will be added to the accounting, compliance and internal audit functions. This will support the growth of the Bank and assure compliance with the increased monitoring and reporting required by both the Sarbanes Oxley Act and the Federal Deposit Insurance Corporation Improvement Act (FDICIA). As a consequence of our assets exceeding $500 million, the Bank will be required to be compliant with the provisions of FDICIA in 2005 and the Sarbanes Oxley Act in 2006. Staffing of our central operations area will also increase as we continue to expand our customer base.



Our **greatest assets** are walking through our doors.

GBSB exceeded all of its financial goals in 2004: We grew to $700 million in assets; our West Seneca branch became one of only 12 branches in the area with deposits over $100 million, and we garnered a 2.5% market share of an almost $25 billion market. Based on asset size, GBSB ranks in the top 10% of the almost 9,000 banks operating in the United States – all because we give Buffalo the banking experience it deserves.

Main & Jewett

Downtown

Kenmore

North Tonawanda

Snyder

Town of Tonawanda

West Seneca

Customer Satisfaction is Compounded Daily.

Investing in Products

The Bank will continue to develop cutting edge products to meet the needs of our customer base in Western New York and allow us to effectively compete with our national and regional competitors. In early 2005, we will introduce a StepUp certificate of deposit that will provide depositors with a guaranteed increase in their annual interest income over a four-year time period. During 2005, we will also begin to decentralize consumer and small business lending to allow our branch staff to better serve their customers. Stringent underwriting standards have been established and centralized credit review will assure that we maintain credit quality.

To Be Cutting-Edge is To Be Customer-Friendly.

Investing in Technology

During 2005, we will be installing a number of enhancements to our operating systems. Included will be the software necessary to allow branch staff to begin to directly originate consumer and small business loans in our branch offices. This software will also provide a communication link to the auto dealers that originate installment loan contracts that the Bank purchases. In addition, we will continue to enhance our security and intrusion detection systems' capabilities and expand our file server capacity and processing speeds. During 2005, we will also convert ATM processing to an online real-time environment. With the conversion of ATM transactions to a real-time environment, the Bank will now provide all banking services on a real-time basis.

Good Neighbors Give Helping Hands.

Investing in Community

We support a wide range of not-for-profit organizations that have a major impact on the quality of life in our community. Based on our improved operating results in 2004, we will increase our contributions in 2005, but our ability to fund all the requests we receive still falls far short of the needs of our not-for-profits and cultural institutions. As a result, our associates have formed the Helping Hands Committee to guide the allocation of our charitable contributions and organize the volunteer efforts of our staff. During 2004, the Helping Hands Committee provided volunteers to over 20 local organizations. In addition, our Board members and staff currently serve as Directors or Trustees of numerous community organizations. The Bank will also make a significant investment in the development of a full-service branch office on Connecticut Street in the City of Buffalo. The surrounding West Side neighborhood is home to a diverse community, including a rapidly growing immigrant population. This neighborhood has been widely recognized for its redevelopment efforts. In addition, the Bank is currently collaborating with the Consumer Credit Counseling Service of Western New York to teach basic banking skills to individuals who currently don't qualify for traditional banking relationships.


Bass Pro's Buffalo megastore to be its third-largest nationally

Powerful national retailer Bass Pro Shops announced plans to convert the Memorial Auditorium in downtown Buffalo into a gigantic Outdoor World store. Bass Pro is investing a minimum of $57 million in the project, which will include a 250,000 square foot store, a hotel, restaurant and museum.



Celebrate our new additions.

As Greater Buffalo Savings Bank continues to grow, we also become more visible. In 2004, we opened our seventh branch in the Town of Tonawanda and moved our Kenmore branch. Both offices are newly built with an attractive and consistent architectural stamp. With our ambitious plan to open seven new full-service offices in 2005, GBSB will be able to serve Western New York with even greater convenience.



Serving you. It's the neighborly thing to do

Buffalo is called the City of Good Neighbors for a reason – values like honesty, integrity and hospitality rule supreme. We have built our Bank by personifying these characteristics, whether you're taking out a mortgage or just stopping by to say hello. While this devotion to service is driving Greater Buffalo Savings Bank's growth in the marketplace, our motto remains the same. Every single person that calls us, visits our website or walks into one of our branches is "worth more here," which is why Buffalonians come to us in greater numbers each year.



Developer named for 120 acres of outer harbor

Buffalo Lakefront LLC selected over 2 others

By Sharon Linstedt
News Staff Reporter

Efforts to develop Buffalo's outer harbor reached a milestone Monday with the official selection of a "preferred developer" to bring the 120-acre parcel to life.

Buffalo Lakefront LLC, a team that brings together national and local development expertise, has beaten out two other groups to become master planner for the nearly dormant waterfront site.

National developer Opus East has partnered with local firms to lay out plans to develop a $750 million vision for Buffalo's outer harbor.

We're Always On Top of Our Game.

Investing in Governance

In 2005, we initiated an ongoing training program for our Board of Directors. The Board will continue to utilize a variety of resources in making sure that it stays current with all industry and regulatory developments, so as to effectively oversee the management of both Great Lakes Bancorp and Greater Buffalo Savings Bank. The Board will continue to adhere to its Code of Conduct and perform a critical evaluation of its performance on an annual basis.

In closing, 2004 was another crucial year in the building of our banking franchise. We know that the Bank's profitability will be hampered in 2005 by the substantial investments we are making in the future of the Bank. Opening seven new offices and adding over 100 associates to our staff will be a heavy burden to carry in 2005, but we are convinced it will pay substantial returns in the future. We believe that there currently exists a unique window of opportunity for us to accelerate the building of our banking franchise. After five years of operations, we are confident that we can greatly expand the Bank's branch network, provide the talented bankers required to staff the Bank, and continue to provide superior customer service.

We would be remiss if we did not thank our dedicated associates, directors and, of course, our customers. We would especially like to thank Fred Hanania, who will retire this year from our Board of Directors. Fred has served the shareholders diligently since the inception of the Bank in 1999. We also want to thank our shareholders for your patience as we continue to grow the Bank to the critical mass necessary to develop an efficient public market for Great Lakes Bancorp stock. We continue to make very positive headway in creating sufficient market capitalization to list our stock on an exchange, but are not quite there yet. 2005 will be another exciting year of growth and investment in our future profitability. Thank you for your continued confidence and support.

Barry M. Snyder
Chairman of the Board

Andrew W. Dorn, Jr.
President & CEO

Some of America's most powerful companies have invested over $450 million in Western New York since 1995.

$293 million from *GM Powertrain*
$50 million in planned investments from *Ford*
$40 million from *Motorola*
$30 million from *American Axle*
$15 million from *Quebecor Printing*
$15 million from *Tyco*
$12 million from *CertainTeed Vinyl Fencing*

GBSB experienced rapid growth in 2004, and our approach to marketing became even more determined. From television and radio to print and public transportation, every piece served to solidify the Bank's brand and reflect its growing presence in the community. When gauging the campaign's success, the numbers don't lie: We opened over 5,000 new accounts in 2004. Thanks to honest, direct messaging over a variety of mediums, more and more people are realizing that "You're [illegible] more here."

Marketing Materials

Image/Product Television Commercial



Andy Dorn, Jr.
President & CEO
Greater Buffalo Savings Bank
GreaterBuffalo
You're worth more here
961 1920

Our television campaign exemplifies our Bank's main points of difference, featuring a personal message from President Andy Dorn for Buffalo to "come home," and exceptional rates on our Tiered Savings and Total Banking accounts.

Outdoor Advertising



Earn up to 3.00% Annual Percentage Yield
on checking & savings accounts.*
*Minimum balance requirements apply. Please stop by any branch for details.
gbsb.com
GreaterBuffalo
Savings Bank
You're worth more here.

If you drove in Buffalo in 2004, you probably saw our bus cards, which drive home our great rates on checking and savings accounts.

Website Redesign



GreaterBuffalo
superCD
36 month
4.00%
Lending
Consumer Loans
Mortgage Loans
Commercial Loans
Wholesale Loans
Online Banking

Our website, gbsb.com, received a complete overhaul in 2004, both aesthetically and logistically. Our free online banking service was upgraded with real-time capabilities, making our website more convenient than ever before.

CDPlus Post-it



CDPlus
12 months 2.00%
Plus-no early withdrawal penalty.
GreaterBuffalo
Savings Bank
gbsb.com

This is the first thing Buffalonians saw when they picked up the Sunday paper. It's yet another way to inform potential customers about the superior rates GBSB offers.

optimal IRA Promotion


optimalIRA
earn 3.00%
Minimum $50 deposit required. Stop in for details.
total flexibility.
optimal rate.
optimalIRA
"Your neighborhood bank has the best rates in town."
optimalIRA
3.00%
GreaterBuffalo Savings Bank

The optimal IRA delivers what it promises – total flexibility and an optimal rate. This day-to-day savings account gives customers more flexibility while earning a great rate.

Branded Brochures


your finances
senior finances
mortgage services
business banking
BounceProof
checking account.
GreaterBuffalo Savings Bank

This series of brochures covers the full range of banking options available to existing and potential GBSB customers. The combination of bold, deep color and lifestyle photography creates a family of promotional pieces that furthers the Bank's brand, while providing valuable information.

TIEREDsavings/TOTALbanking Promotion


The more you save, the more you earn.
TIEREDsavings
Earn up to 3.00%
two great accounts,
TIEREDsavings
TOTAL
super CD 40 4.00
GreaterBuffalo Savings Bank

Two of our most successful new products in 2004 were our TIEREDsavings account, which rewards higher balances with higher interest rates, and our TOTALbanking account, which is a checking account that earns the same high rates. Through print and direct mail communications, we successfully spread the word about these unique opportunities.

CDARS Ad


Tired of juggling multiple accounts?
Get FDIC insurance for deposits over $100,000.
Welcome to CDARS at Greater Buffalo Savings Bank.
GreaterBuffalo Savings Bank

CDARS allows us to offer full FDIC coverage on deposits that exceed $100,000. This ad conveys the clear benefits of managing one account through GBSB, rather than "juggling multiple accounts."

Commercial Lending Ad


Committed to Buffalo
GreaterBuffalo Savings Bank
You're worth more here.

This print ad illustrates the Bank's role in helping to save the local Buffalo China plant from shutting down. It simultaneously communicates the strength of our commercial lending department and our staunch dedication to the community in which we live.

Board of Directors

Barry M. Snyder (1,2,3,4)
Chairman of the Board
Chairman & CEO
Tuxedo Junction, Inc.

Andrew W. Dorn, Jr. (1,2,3)
Treasurer
President & CEO
Greater Buffalo Savings Bank

William A. Evans, Esq. (1,2,3)
Vice-Chairman
President & CEO
Evans Enterprises, Inc.

Louis Sidoni (1,2,3)
Secretary
Executive Vice President
Greater Buffalo Savings Bank

Frederick A. Wolf, Esq. (1,2,3,4)
Assistant Secretary
County Attorney
County of Erie, NY

Carrie B. Frank (1,2,4)
Vice President
Excellus Health Plan, Inc.

Fred J. Hanania (3,4)
President
BWC Transportation

Luiz F. Kahl (1,2,4)
President
Vector Group, LLC

Gerard T. Mazurkiewicz, CPA (3,4)
Dopkins & Company

Acea M. Mosey-Pawlowski, Esq. (3)
Attorney at Law

Dennis M. Penman (2,3)
Executive Vice President & COO
M. J. Peterson Real Estate Corp

James A. Smith, M.D. (2,3)
Orthopedic Surgeon

Louis J. Thomas (3,4)
District Director (Retired)
United Steelworkers Union

David L. Ulrich (1, 2, 3)
President
Ulrich Development Company

1 ▪ Executive Committee
2 ▪ Loan Committee
3 ▪ ALCO Committee
4 ▪ Audit Committee

Greater Buffalo Savings Bank Officers

President & Chief Executive Officer
Andrew W. Dorn, Jr.

Executive Vice President
Louis Sidoni
Paul W. Bergman
Marylou Borowiak
Harold Davis, Jr.
Kim S. Destro

Senior Vice President
Robert J. McKnight
Paul F. Mendola

Vice President
Kevin C. Brady
Megan B. Bunty
Janice M. Galluzzo
Darren M. Gress
Marshall A. Houck
Mary Ann Palmer
Keith J. Parwulski
Mary Jo Suffoletta
Hawwao Wajed

Assistant Vice President
Cynthia Andrews
David J. Arcara
Linda L. Benchley
Loretta Brooks
Jennifer A. Buehler
Virginia Denzel
Ronald L. Dux
Anthony F. Franco
Eric C. Gadley
George H. Gardner, Jr.
Lawrence C. Handzlik
Lisa M. Hitchcock
Francis C. Hornung, Jr.
Patricia M. Johnston
Peter F. Leonard
Michelle L. Maloney
Wendy D. O'Connor
Linda M. Perry
Lori A. Rizzo
Susan A. Smolen
Marlena R. Wetherwax
Mark C. Zawodzinski

Banking Officer
Laura A. Bradley
Maryanna Bull
Sandra L. Cathcart
Gail D. Inglese
Dawa L. King-Marrero
Diane A. Kowalewski
Michelle Leo
Ekeni J. Livingston
Roseanna M. Milligan
Joseph M. Nowak

Great Lakes Bancorp, Inc.